April 9, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Document Control - EDGAR

RE: PROXY BOOK 1

    N-14 File Number: 333-157520
       Seligman Global Fund Series, Inc.
          Seligman Global Technology Fund (PROPOSAL 1)

    N-14 File Number: 333-157527
       Seligman Growth Fund, Inc. (PROPOSAL 2)

    N-14 File Number: 333-157517
       RiverSource Strategy Series, Inc.
          RiverSource Equity Value Fund (PROPOSAL 3)

    N-14 File Number: 333-157526
       Seligman Value Fund Series, Inc.
          Seligman Smaller-Cap Value Fund (PROPOSAL 4)

    PROXY BOOK 2

    N-14 File Number: 333-157525
       RiverSource Large Cap Series, Inc.
          RiverSource Disciplined Equity Fund
             (PROPOSALS 1(A) AND 1(B))

    PROXY BOOK 3

    N-14 File Number: 333-157557
       Seligman Municipal Fund Series, Inc.
          Seligman National Municipal Class
             (PROPOSALS 1-14)

    PROXY BOOK 4

    N-14 File Number: 333-157556
       RiverSource Market Advantage Series, Inc.
          RiverSource Portfolio Builder Total Equity Fund
             (PROPOSALS 1(A) AND 1(B))
          RiverSource Portfolio Builder Aggressive Fund
             (PROPOSAL 2)
          RiverSource Portfolio Builder Moderate Aggressive Fund
             (PROPOSAL 3)

    PROXY BOOK 5

    N-14 File Number: 333-157589
       RiverSource Diversified Income Series, Inc.
          RiverSource Diversified Bond Fund (PROPOSAL 1)

    N-14 File Number: 333-157587
       RiverSource Global Series, Inc.
          Threadneedle Emerging Markets Fund
              (PROPOSAL 2)
          Threadneedle Global Equity Fund (PROPOSAL 3)

    N-14 File Number: 333-157590
       RiverSource High Yield Income Series, Inc.
          RiverSource High Yield Bond Fund (PROPOSAL 4)

    N-14 File Number: 333-157586
       RiverSource Investment Series, Inc.
          RiverSource Balanced Fund (PROPOSAL 5)

    N-14 File Number: 333-157588
       RiverSource International Managers Series, Inc.
          RiverSource Partners International Select Growth Fund
             (PROPOSAL 6)

    N-14 File Number: 333-157592
       RiverSource Government Income Series, Inc.
          RiverSource Short Duration U.S. Government Fund (PROPOSAL 7)


Dear Ms. Mengiste:
This letter responds to two additional comments received by telephone on April 9, 2009 for the above-referenced N-14 Registration Statements. Comments and responses are outlined below:

Comment 1 (all Funds): Clarify whether 12b-1 unreimbursed expenses will be carried over as a result of the Reorganizations.

Response: The 12b-1 Plan for each Buying Fund and each Selling Fund involved in a Reorganization is a reimbursement plan. There are no unreimbursed expenses that have been accrued or that have "built up" related to any Selling Fund or any Buying Fund that will be "carried over" as part of the Reorganization.

That is, following any of the proposed Reorganizations, 12b-1 fees paid by the combined Fund will not be used by the distributor to offset any prior or unrelated distribution or servicing related expenses that may have been attributable to either a Selling Fund or a Buying Fund prior to the Reorganization.

However, as is common in any reorganization involving a class of shares where there is no sales charge but the distributor "pre-pays" a commission (e.g., Class B shares), the distributor will continue to be reimbursed for its pre-payment of commission, consistent with the design of the 12b-1 plan. Typically, the distributor will carry on its books the pre-paid commission related to Class B shares which (for this purpose) may be characterized as an "unreimbursed expense." The distributor tracks this unreimbursed expense by fund and by purchase lot (the month and year the shares were sold), and the Class B share 12b-1 fee paid by the fund to the distributor is used to pay down this unreimbursed expense. If the shares are sold, a contingent deferred sales load is charged, which should offset remaining unreimbursed expense related to the shares sold. Assuming the shares are not sold, after a period of time, typically nine years, the distributor's unreimbursed expense should be fully offset and the shares will convert to Class A shares.

For the Selling Funds and the Buying Funds that have Class B shares, the distributor will carry forward on its books any unreimbursed expense for either Selling Funds and/or Buying Funds, but it will also continue to track unreimbursed expenses in the combined Fund by purchase lot (essentially, identifying the time horizon for the unreimbursed expense by purchase date, whether the purchase was originally made in the Selling Fund or the Buying
Fund), just as it would have prior to the Reorganization. As required under Rule 12b-1 of the Investment Company Act of 1940, the distributor will provide quarterly reports to the Funds' Board related to its use of the 12b-1 fees and, specifically for Class B shares, how those fees are being used, by Fund, as reimbursement for the pre-paid commissions.


Comment 2 (for BOOK 3 only): In the lead-in paragraph to the Capitalization table, clarify which applicable Selling Funds are expected to incur Reorganization costs.

Response: The lead-in paragraph to the Capitalization table has been revised to state the following:

     The following table shows the capitalization of the Funds as of April 3, 2009 and on a pro forma basis, assuming the proposed Reorganization had taken place. The pro forma combined table includes the impact of non-recurring estimated Reorganization costs expected to be borne by certain Selling Funds, based on the following factors. If the Reorganization is expected to result in reduction in the expense ratio for the Selling Fund, an amount of the proxy-related eligible expenses will be borne by the Selling Fund. This amount will not exceed the expected one-year benefit to the Selling Fund resulting from the reduced expense ratio, less the cost borne by the Selling Fund related to other integration-related activity.
     If the Reorganization is not expected to result in a reduction in the expense ratio for the Selling Fund, proxy-related eligible expenses will not be borne by the Selling Fund. Proxy-related eligible expenses not borne by the Selling Fund will be paid for by RiverSource Investments, LLC. Proxy-related eligible expenses include auditor fees and external legal fees ("Professional Fees"), and printing, postage, and solicitor expenses ("Proxy Vendor Expenses"). Professional Fees have been allocated among the
      Selling Funds on an equal weighted basis regardless of asset size or number of accounts. Proxy Vendor Expenses have been allocated among the Selling Funds based on number of accounts. The amount of proxy-related eligible expenses actually borne by the Selling Fund is limited, as described above.

     The pro forma combined net assets are determined by adding the net assets, less any Reorganization costs, of the Selling Fund and the net assets of the Buying Fund. The pro forma combined shares outstanding are determined by dividing the net assets, less any Reorganization costs, of the Selling Fund by the net asset value per share of the Buying Fund and adding the actual shares outstanding of the Buying Fund. Reorganization costs reduced the pro forma combined net assets for nine of the fourteen individual Selling Fund Reorganizations and the combined pro forma net assets for the Reorganization of all Selling Funds into Seligman National Fund. For the Reorganization of all Selling Funds into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $188,568 for Class A and $8,663 for Class C. The Reorganization costs that reduced the pro forma combined net assets for each of the nine individual Selling Fund Reorganizations (Colorado, Florida, Georgia, Louisiana, Maryland, Missouri, New Jersey, North Carolina and Pennsylvania) are disclosed in footnotes to the following table.

     The following information has been moved into footnotes to the table:

     (a) For the Reorganization of Seligman Colorado Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $5,893 for Class A and $133 for Class C.
     (b) For the Reorganization of Seligman Florida Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $37,667 for Class A and $1,143 for Class C.
     (c) For the Reorganization of Seligman Georgia Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $15,098 for Class A and $343 for Class C.
     (d) For the Reorganization of Seligman Louisiana Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $7,073 for Class A and $185 for Class C.
     (e) For the Reorganization of Seligman Maryland Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $6,335 for Class A and $159 for Class C.
     (f) For the Reorganization of Seligman Missouri Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $4,937 for Class A and $106 for Class C.
     (g) For the Reorganization of Seligman New Jersey Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $39,300 for Class A and $1,197 for Class C.
     (h) For the Reorganization of Seligman North Carolina Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $37,630 for Class A and $957 for Class C.
     (i) For the Reorganization of Seligman Pennsylvania Fund into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $38,168 for Class A and $907 for Class C.
     (j) For the Reorganization of all Selling Funds into Seligman National Fund, the Reorganization costs reduced pro forma combined net assets by $188,568 for Class A and $8,663 for Class C.

In connection with the above-referenced Registration Statements, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,


/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.